UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHONE1GLOBALWIDE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

719208100

(CUSIP Number)

Winside Investments, S.A.

2nd Floor, Swiss Bank Building

East 53rd Street, Marbella

Panama City, Republic of Panama

Attn:  Arturo Gerband de la G.

Tel.  011 (507) 269-2620

(Name, Address and Telephone number of Person Authorized to

Receive Notices and Communications)

August 11, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Winside Investments, S.A.

I.R.S. Identification No.  N/A

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

[_]

(b)

[_]

3

SEC USE ONLY

4

SOURCE OF FUNDS*

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

[_]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Panama

7

SOLE VOTING POWER

   NUMBER OF

Winside Investments S.A. has actual sole voting and dispositive power

       SHARES

Over 13,156,428 shares owned.

BENEFICALLY

8

SHARED VOTING POWER

  OWNED BY

0

       EACH

9

SOLE DISPOSITIVE POWER

  REPORTING

13,156,428 as set forth in 7 above

     PERSON

10

SHARED DISPOSITIVE POWER

        WITH

0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,156,428

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[_]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.32%

14

TYPE OF REPORTING PERSON

CO

ITEM 1.

SECURITY AND ISSUER

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 (“Common Stock”), of Phone1globalwide, Inc. (“Phone1”), a Florida corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

ITEM 2.

IDENTITY AND BACKGROUND

(a-c).

This Schedule 13D is filed by Winside Investments, S.A., a corporation existing under the laws of the Republic of Panama (the “Reporting Person”).  The Reporting Person is the survivor of a merger, effective July 27, 2004, with an entity known as  Whitmer Limited S.A., a corporation organized under the laws of the Republic of Panama (which had been previously incorporated under the name Whitmer Limited, under the laws of the British Virgin Islands).  The Reporting Person has its principal offices at 2nd Floor, Swiss Bank Building East 53rd Street, Marbella, Republic of Panama.  The President and Director of the Reporting Person is Edgardo F. Diaz.  Maria Vallarino A. serves as a Director and the Corporate Secretary.  The Reporting Person’s third Director is Myrna de Navarro, who also serves as Treasurer.

(d-e).

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a corporation organized under the laws of the Republic of Panama.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person entered into a Subscription Agreement to purchase at the current market price from the Issuer shares of Phone1, a telecommunications company incorporated in the State of Delaware in May, 2004.  Its share ownership of the common stock of Phone1 represents 9.32% of the total ownership interest of Phone1 for a total ownership following the business combination of Reporting Person with Whitmer Limited S,A. of an aggregate of 13,156,428 restricted shares of the Issuer’s common stock.  Whitmer Limited is a previous filer of Schedule 13D reporting its ownership of 9,576,000 shares of Phone1, on May 25, 2001.(1)

ITEM 4.

PURPOSE OF TRANSACTION

Reporting Person entered into the Subscription Agreement purchase the Common Stock with the purpose of acquiring a substantial equity interest in Phone1.  In the Subscription Agreement, Reporting Person warrants, among other things, that it is purchasing for investment purposes only, not with a view to resale or distribution of common stock.

(a)

The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b)

The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)

The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d)

The Reporting Person is not aware of any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(e)

The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f)

The Reporting Person is not aware of any other material changes in the Issuer’s business or corporate structure.

(g)

The Reporting Person is not aware of any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h)

The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)

The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)

The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Person will own 13,156,428 shares of the Issuer’s Common Stock, which, upon issuance of those shares at the closing of the transaction, represents 9.32% of the Issuer’s outstanding Common Stock.

(b)

The Reporting Person will have the sole power to vote and dispose of 13,156,428 shares of the Issuer’s Common Stock, subject to the restrictions described in Item 6 hereof.

(c)

During the past 60 days, the Reporting Person has not acquired any Common Stock of the Company, other than pursuant to the agreements described in Item 4.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE

ISSUER

All contracts, arrangements, understandings or relationships with respect to the securities of the Company between the Reporting Person and Phone1globalwide, Inc., and any other person are described in Item 4 above, which is incorporated herein by reference, in the Agreements which are attached hereto as Exhibits 99.2 and 99.3 which are incorporated herein by reference.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

(1)

Incorporating by reference the Schedule 13D filed on May 25, 2001, by Whitmer Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

August 11, 2004

WINSIDE INVESTMENTS, S.A.

By:

/s/   Edgardo F. Diaz

Edgardo F. Diaz, President/Director